EX-99.Q PROCEDURES MEMORANDUM PURSUANT TO RULE 6E-3(T)(B)(12)(III)
Exhibit q
EXHIBIT Q PROCEDURES MEMORANDUM
Thrivent Variable Insurance Account A
Thrivent Financial for Lutherans
Exhibit q
Procedures Memorandum
Pursuant to Rule 6e-3(T)(b)(12)(iii)
Description of Thrivent Financial for Lutherans’ Purchase, Redemption, and Transfer Procedures for
Flexible Premium Variable Life Insurance Contracts Issued by Lutheran Brotherhood between 1994 and
2002 and Thrivent Financial for Lutherans between 2002 and 2003
This document sets forth the administrative procedures that will be followed by Thrivent Financial for Lutherans (“Thrivent Financial”) in connection with increases in or additions of insurance benefits to its Flexible Premium Variable Life Insurance Contract (“Contract”) described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Contract Owners of their interest in the Contracts. The defined terms used in this memorandum are the same as the defined terms in the Contract or prospectus for the Contract, unless otherwise defined herein.
1. PROCEDURES RELATING TO ISSUANCE, PURCHASE AND RELATED TRANSACTIONS
 Set out below is a summary of the principal Contract provisions and administrative procedures not already disclosed in the prospectus for the Contract which might be deemed to constitute, either directly or indirectly, issuance procedures under flexible premium variable life insurance Contracts to the extent necessary to comply with Rule 6e-3(T), state administrative law or established administrative procedures of Thrivent Financial. The summary shows that, because of the insurance nature of the Contracts, the procedures involved necessarily differ in certain significant respects from the procedures for mutual funds and contractual plans. The summary, while comprehensive, does not attempt to address each and every procedure or variation which might occur.
A. PREMIUM SCHEDULES AND UNDERWRITING STANDARDS
The Contracts were offered and sold subject to established cost of insurance schedules and underwriting standards in accordance with state insurance laws. Premiums for the Contracts will not be the same for all Contract Owners. Thrivent Financial required the Contract Owner to pay a minimum required premium to place the Contract in force. Contract Owners may also determine a planned periodic premium payment schedule that provides a level premium payable at a fixed interval for a specified period of time. Payment of premium in accordance with this schedule is not mandatory and failure to do so will not necessarily cause the Contract to lapse. Failure to pay a minimal level of premiums may, however, cause a Death Benefit Guarantee to terminate. Contract Owners may make premium payments in any amount in any frequency, subject only to the maximum premium limitation under Federal tax law.1 If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, Thrivent Financial will accept only that portion of the premium which will make total premiums equal that amount. Any portion of the premium in excess of that amount will be returned to the Contract Owner and no further premiums will be accepted until allowed by the current maximum premium limitations or unless the Contract Owner completes contract changes which increase the current maximum premium limitation.
The Contract will remain in force so long as the Cash Surrender Value is sufficient to pay certain monthly charges in connection with the Contract, or if the total payments made, net of any unpaid Contract loans and partial surrenders, at least equals the sum of the Death Benefit Guarantee requirements shown in the Contract and the Death Benefit Guarantee has not terminated. If a Death Benefit Guarantee is in effect, the Contract can also remain in force if the cumulative premium requirements are met on or before the guarantee termination date shown in the Contract, regardless of the Cash Surrender Value. If a Death Benefit Guarantee is not in effect, the amount of premium, if any, that must be paid to keep the Contract in force depends upon the Cash Surrender Value, which in turn depends on such factors as the investment experience, the cost of insurance charges, administrative charges, and decrease charges. In addition, if outstanding loans are present, by definition, Contract Debt must be taken into account.
The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each Insured. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each Insured incurs an insurance rate commensurate with his or her mortality risk, which is actuarially determined based upon factors such as issue age, sex, duration, risk classification and face amount of the Contract. Accordingly, while not all Contract Owners will be subject to the same cost of insurance rate, there will be a single “rate” for all Contract Owners in a given actuarial category.
Contract benefits may be increased or added pursuant to contractual provisions and established underwriting standards in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among Contract Owners, but recognize that premiums and charges must be based upon factors such as age, sex, health, and occupation.
B. APPLICATION
Upon receipt of a completed application for an increase in coverage or addition of benefits, Thrivent Financial will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed applicant before a determination can be made. Increases in coverage or addition of some benefits will not be issued until this underwriting procedure has been successfully completed.
C. PREMIUM ALLOCATION
In the application for a Contract, the Contract Owner allocated Net Premiums among the Subaccounts of the Separate Account. Thrivent Financial allocated such Net Premiums to the Subaccounts the Contract Owner selected on the Date of Issue.
The allocation for future Net Premiums may be changed at any time, without payment of any fee or penalties, by giving Notice to Thrivent Financial.
If the premium would increase the Death Benefit by a minimum amount, the Contract Owner may apply to increase the Face Amount and additional underwriting may be required. If the premium requires additional underwriting, it will be allocated upon completion of required underwriting.
Additional details concerning premium allocation are provided in the prospectus.
D. INCREASES AND ADDITIONS
Subject to underwriting guidelines and policies, the Contract Owner may increase the Face Amount of the Contract any time on or before the Contract Anniversary on or next after the Insured’s 85th (for VUL 1 Contracts issued from February 1994 to May 1997 it is the Contract Anniversary on or next after the Insured’s 80th) birthday. Details concerning increases are provided in the prospectus.
E. REINSTATEMENT
In most states, a lapsed Contract may be reinstated any time within five years after 1) the date the grace period ends, if, on the date, the Contract terminated or 2) the date the Contract terminated under the Termination from Excess Loan provision. Details concerning reinstatement are provided in the prospectus.
F. REPAYMENT OF INDEBTEDNESS
Outstanding indebtedness may be repaid at any time. Details concerning loans and Debt are provided in the prospectus.

G. CORRECTION OF MISSTATEMENT OF AGE OR SEX
If, during the processing of a claim, Thrivent Financial discovers that the age or sex of the Insured has been misstated, Thrivent Financial will adjust any contract values to the amounts that would have been provided based on the correct age and sex, using the ratio of the most recent Cost of Insurance Rates applied on the Contract to the current rates based on the correct age and sex.
If the age or sex of the Insured is incorrectly stated and the error is discovered by Thrivent Financial before a claim is made, then all values relevant to the Contract will be recalculated from the Date of Issue assuming the correct sex and age.
2. REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS
This section outlines those procedures, not already disclosed in the prospectus, which might be deemed to constitute redemptions under the Contract. These procedures differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.
A. SURRENDER VALUES
As long as the Contract is in force, the Contract Owner may surrender the Contract or make a partial surrender at any time by giving Notice to Thrivent Financial. The amount available for surrender (“Cash Surrender Value”) is equal to the Accumulated Value less any applicable Decrease Charges, unpaid Monthly Deductions, and Contract Debt at the end of the Valuation Period during which Notice is received at Thrivent Financial’s Service Center. Cash Surrender Value will be determined on a daily basis. This will enable Thrivent Financial to pay a Cash Surrender Value based on the next computed value after Notice is received.2 Surrenders from the Separate Account will generally be paid within seven days of receipt of all applicable written and telephone requests and/or proof of death of the Insured.3
A partial surrender will impact Contract values.
We may require a proper withholding form to be on file before surrender.
Additional details concerning surrenders and partial surrenders are provided in the prospectus.
B. DEATH BENFITS
While it remains in force, the Contract provides for the payment of life insurance proceeds upon the death of the Insured. Proceeds will be paid to a named Beneficiary or contingent Beneficiary. One or more Beneficiaries and contingent Beneficiaries may be named. Life insurance proceeds may be paid in a lump sum or under one of the optional plans of settlement specified in the Contract. The amount of Death Benefit proceeds payable will be determined at the end of the Valuation Period during which the Insured dies.
Thrivent Financial does not presently require evidence of insurability for a change in Death Benefit options.
Additional details concerning Death Benefits are provided in the prospectus.
C. PREMIUM REFUNDS
Thrivent Financial will not normally refund premium payments. Some exceptions apply. Premiums will be refunded if the premium payment would disqualify the Contract as life insurance coverage as defined under the Internal Revenue Code. Additionally, Thrivent Financial monitors Contracts for compliance with Internal Revenue Code Section 7702A, Modified Endowment Contracts (MECs). Thrivent Financial will refund certain premium payments under established procedures and according to law if the premium would cause the Contract to become a MEC.
In addition, if a premium is received with a request for a Contract change and the change is not completed, Thrivent Financial will refund the premium submitted with the request.

D. CONTRACT LOANS
So long as the Contract remains in force, the Contract Owner may borrow money from Thrivent Financial using the Contract as the only security for the loan. Contract loans have priority over the claims of any assignee or any other person.
Additional details concerning Contract loans are provided in the prospectus.
E. CONTRACT LAPSE
The Contract will remain in force so long as the Cash Surrender Value is sufficient to pay the monthly deduction. Notwithstanding the previous statement, the Contract will not terminate if the Death Benefit Guarantee provision is in effect through payment of required premiums as defined in the Contract.
Additional details concerning contract lapse are provided in the prospectus.
3. TRANSFERS
This section outlines those procedures which might be deemed to constitute transfers under the Contract.
The Contract Owner may transfer Accumulated Value among Subaccounts by giving Notice to Thrivent Financial.
We reserve the right to limit transfers in any Contract Year, or to refuse any transfer request for a Contract Owner or group of Contract Owners, if:
•   We believe, in our sole discretion, that certain trading practices, such as excessive trading, by, or on behalf of, one or more Contract Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Subaccount or on the share prices of the corresponding Portfolio or otherwise would be to the disadvantage of other Contract Owners; or
•   We are informed by one or more of the Portfolios that they intend to restrict the purchase, exchange, or redemption of Portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Portfolio shares.
We may apply the restriction in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract Owners.
Additional details concerning transfers are provided in the prospectus.
1 The Contract is structured to satisfy the definition of a life insurance contract under the Internal Revenue Code. Accordingly, the maximum premium limitation will be imposed to conform the Contract to certain restrictions on premiums contained in the Internal Revenue Code which are necessary to satisfy the definition of life insurance.
2 Redemptions will be based on the net asset value next determined after receipt of a request.
3 Payment may be postponed whenever: (i) the New York Stock Exchange is closed or trading is otherwise restricted as determined by the SEC; (ii) the SEC has determined that an emergency exists, as a result of which disposal of securities is not reasonably practicable or not reasonably practicable to determine the value of the Separate Account’s net assets; (iii) the SEC requires that trading be restricted; or (iv) the SEC, by order, permits such postponement for the protection of Contract Owners. Payments under the Contract of any amount paid by check may be postponed until such time as the check has cleared the Contract Owner’s bank.